SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)


                                OBLEBAY NORTON COMPANY
                                   (Name of Issuer)

            Common Stock, $1.00 (One Dollar & 00/100) Per Share Par Value
                            (Title of Class of Securities)

                                     677007-10-6
                                    (CUSIP Number)

                                 David L. Hefflinger
                                McGrath, North, Mullin
                                    & Kratz, P.C.
                             1400 One Central Park Plaza
                                   Omaha, NE 68102
                                    (402) 341-3070

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



                                  February 28, 1996
               (Date of Event which Required Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







          1.   Name of Reporting Person
               SS or IRS Identification Number of Above Person

                    James Allan Mactier, SSN ###-##-####

          2.   Check the Appropriate Box if a Member of a Group

                    (a)                      (b)

          3.   SEC Use Only


          4.   Source of Funds

                    PF

          5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


          6.   Citizenship or Place of Organization

                    United States Citizen

                                        7. Sole Voting Power

                                             -0-
               Number of
               Shares                   8. Shared Voting Power
               Beneficially
               Owned by                      -0-
               Reporting
               Person                   9. Sole Dispositive Power
               With
                                             -0-

                                        10.  Shared Dispositive Power

                                             -0-

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    -0-

          12.  Check Box if Aggregate Amount in Row 11 Excludes Certain
               Shares



          13.  Percent of Class Represented by Amount in Row 11

                    0% of voting securities

          14.  Type of Reporting Person

                    IN









          Item 1.   SECURITY AND ISSUER

                    A.   Title and Class of Security:
                         Common Stock, $1.00 par value ("Common Stock")

                    B. Name of issuer and address of issuer's principal executive offices: Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598

          Item 2.   IDENTITY AND BACKGROUND

                    A.   J. Allan Mactier ("Reporting Person")
                    B.   P. O. Box 12248, Omaha, NE 68112
                    C.   Private Investor, Address Same as Item 2-B above
                    D.   None
                    E.   None
                    F.   United States Citizen

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    Source of funds used for purchase are personal funds of the reporting person. Securities have been purchased on margin accounts, pursuant to standard margin agreements, with the following registered broker-dealers:

                    Jefferies and Company, Inc.
                    650 6th Avenue, 4th Floor
                    New York, NY 10019

                    Kidder, Peabody and Company
                    1414 Main
                    Springfield, MA 01144

                    Robotti & Eng
                    26 Broadway
                    New York, NY 10004

                    Herzog, Heine and Geduld
                    26 Broadway
                    New York, NY 10004

                    W and D Securities Incorporated
                    445 S. Figaroa St.
                    Los Angeles, CA 90071

                    Purchases of common stock of the issuer were made by purchase at prevailing market prices as quoted by the National Association of Securities Dealers. For an itemization of purchases during the sixty-day period preceding date of event which required filing, See item 5(c) below.

          Item 4.   PURPOSE OF TRANSACTION

                    Common stock was purchased for investment purposes. Reporting person may purchase additional common stock of the issuer, may dispose of shares of common stock of the issuer, or may distribute shares of common stock of the issuer inter vivos to certain trusts, depending upon investment decisions.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER

                    J. Allan Mactier filed a Schedule 13D dated August 10, 1990 to report the acquisition of 130,800 shares of Oglebay Norton common stock. Mr. Mactier effected certain de minimis purchases and sales subsequent to that date. Mr. Mactier sold 127,900 shares on February 28, 1996 in open market transactions; following such sales, Mr. Mactier owns no shares of Oglebay Norton.


          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    Not Applicable

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                    Not Applicable


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated:  March 7, 1996.


                                            /s/ J. Allan Mactier
                                            ______________________________
                                            J. ALLAN MACTIER